December 15, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER ELIMINATES BACKLOG OF CONCENTRATE INVENTORY AT
GUANAJUATO AND PROVIDES 2012 PRODUCTION ESTIMATES

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to announce that it has finalized arrangements to sell all available concentrate inventories from Guanajuato before year end and is well advanced in securing new contracts for fiscal 2012 concentrate sales for both the Guanajuato and Topia Mines. This will ensure strong fourth quarter revenues which will balance out the previous revenue shortfall in the second quarter. Precious metal rich lead and zinc concentrates from Topia are typically sold to traders, destined for the Asian smelting market, whereas precious metal rich concentrates from Guanajuato are typically sold directly to smelters.

Looking forward to next year, the Company expects metal production growth of approximately 20% year on year from its two wholly owned Mexican silver operations. The Company estimates metal production in the range of 2.50 to 2.75 million silver equivalent ounces (“Ag eq oz”), for fiscal 2012.

In terms of contained metals, the Company’s estimated ranges for 2012 are as follows:

  Silver: 1.72 to 1.90 million ounces, up from approximately 1.51 million ounces in 2011.
  Gold: 10,000 to 11,000 ounces, up from approximately 7,800 ounces in 2011.
  Lead: 2.50 to 2.80 million pounds, up from approximately 2.00 million pounds in 2011.
  Zinc: 3.30 to 3.60 million pounds, up from approximately 2.90 million pounds in 2011.

(Silver equivalents for 2012 have been established using prices of US$1,680/oz Au; US$28/oz Ag; and US$0.85/lb for Pb and Zn).

“We congratulate our marketing team for successfully restoring the concentrate inventory at Guanajuato to normal levels and we are pleased that there appears to be a healthy market for our anticipated 2012 production”, stated Robert Archer, President & CEO. “We are finalizing our budgets for significant capital and exploration expenditures for 2012 to ensure we meet our growth projections at both operations. However, considering the extreme grade variability we have experienced this past year, particularly at Guanajuato, we feel that it is prudent to provide for a fairly conservative range of production outcomes for 2012, even though we will be striving to achieve a higher output.”

Operations are on track to achieve the fourth quarter target of 0.55 million Ag eq oz. Ore grades processed at the Guanajuato Mine Complex in November averaged 220g/t Ag and 1.78g/t Au, up significantly from the grades of 175g/t Ag and 1.12g/t Au, in the third quarter. High grade ore from the development of the Deep Cata Alto zones started to be processed towards the end of October and made an immediate impact. This high grade development has continued through December and, as stoping is established, ore grades are expected to remain strong throughout 2012. Ore throughput is estimated to increase to 200,000 tonnes in 2012, from 170,000 tonnes in 2011, due to planned expansions of output at the Guanajuatito and Santa Margarita zones.

At Guanajuatito, the new 160 metre level is being developed and the decline access ramp will be extended to the 200 and 240 metre levels during 2012. Development on the 455 metre level at Santa Margarita is underway and this will be followed by access to the 475 metre level to facilitate the production increase from these gold-rich veins, contributing significantly to the increased gold production.

The plant capacity, currently at 1,050 tonnes per day, is more than sufficient to handle this expansion and further improvements in metallurgical performance are anticipated.

At Topia, ore grades are expected to be similar to 2011 as the expansion of the 15 small mines continues with a significant increase in throughput to 58,000 tonnes, up from 47,000 tonnes in 2011. The newly developed La Prieta Mine, Level 3 of the Argentina Mine, and new levels on the San Gregorio and El Rosario veins, plus planned expansions in most of the other small mines, will contribute to the increased throughput. The crushing and flotation sections of the processing plant are being improved through the next two quarters to further increase capacity to approximately 300 tonnes per day, which is more than sufficient for current and future production expansions.

The breakdown of metals by mine is shown in the table below.

		Guanajuato		Topia		Total
Metal	Unit	From	To	From	To	From	To
Ag	M oz	1.11	1.23	0.61	0.67	1.72	1.90
Au	oz	9,000	9,800	1,000	1,200	10,000	11,000
Pb	M lb			2.50	2.80	2.50	2.80
Zn	M lb			3.30	3.60	3.30	3.60
Ag eq	M oz	1.65	1.82	0.85	0.93	2.50	2.75

Robert F. Brown, P.Eng., Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.